FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                 March 19, 2004


                               BRITISH ENERGY PLC
                               (Registrant's name)


                               3 Redwood Crescent
                                    Peel Park
                              East Kilbride G74 5PR
                                    Scotland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit      Description

No. 1        RNS Announcement, re: Nuclear Output Projection dated 19 March 2004



19 March 2004



British Energy plc


NUCLEAR OUTPUT PROJECTION FOR 2004/05 FINANCIAL YEAR



Following the recent unplanned outage at Heysham 1, the Company has reviewed the implications for further cast iron pipework replacement at its other stations. Based on its current findings, the Company is announcing today that its indicative target for nuclear output for 2004/05 is 64.5TWh. This indicative target takes into account an estimated loss of 2.5TWh resulting from the Company's estimates of the work required to carry out cast iron pipework replacement at other stations in 2004/05. The cost of the replacement work will be absorbed within the Company's normal plant expenditure plans. This expenditure is an important component in ensuring the future reliability of the Company's plant. This replacement work does not affect the Company's view of the level of nuclear output in subsequent years.



The Company is continuing to scope and develop a number of programmes to improve the reliability and the material condition of its plant. As previously announced, in its Interim Results and its Third Quarter Results, the Company expects that the programmes are unlikely to have a material effect on the level of capital and revenue expenditure in the current year. However, the Company is undertaking further analysis to determine the extent to which the required levels of investment arising from these programmes would be greater in future years than expected in its previous business plan. The Company expects to give a further update on progress at the time of its Preliminary Results.



British Energy's Proposed Restructuring remains subject to a large number of significant uncertainties and important conditions, including receipt by the Secretary of State for Trade and Industry (the 'Secretary of State') of a satisfactory notification from the European Commission that in so far as the proposals involve the grant of State Aid by the UK Government, such aid is compatible with the common market. The Secretary of State expects to receive this notification by mid 2004. Furthermore, the Secretary of State is entitled not to proceed with the Proposed Restructuring if, in her opinion, the Group will not be viable in all reasonably foreseeable conditions without access to additional financing beyond that which is committed and will continue to be available when required. The Board is continuing to explore initiatives to reduce the demand for trading collateral and to achieve sufficient liquid resources to implement the proposed Restructuring.



If for any reason British Energy is unable to implement the Proposed Restructuring it may be unable to meet its financial obligations as they fall due in which case it may have to take appropriate insolvency proceedings. If British Energy were to commence insolvency proceedings, distributions, if any, to unsecured creditors may represent only a small fraction of their unsecured liabilities and it is highly unlikely that there would be any return to shareholders. Even if the Proposed Restructuring is completed, the return, if any, for shareholders will represent a very significant dilution of their existing interests.



This document contains certain "forward-looking" statements as defined in
Section 21E of the US Securities Exchange Act of 1934, including statements with respect to British Energy's business plans, the performance of its stations, electricity prices and other matters that are not historical facts concerning the business operations, financial condition and results of operations of British Energy. These forward-looking statements typically contain words such as "intends", "expects", "anticipates", "estimates", "aim", "believe", "assume", "should" and words of similar import, which are predictions of or indicate future events or future trends. These forward-looking statements involve known and unknown risks, uncertainties and other factors, which are in some cases beyond the control of British Energy and may cause actual results or performance to differ materially from those expressed or implied from such forward-looking statements. British Energy has identified some important factors that may cause such differences in British Energy's Form 20-F annual report for the year ended 31 March 2003 filed with the US Securities and Exchange Commission.





Contacts:


Andrew Dowler       Financial Dynamics, Media                   020 7831 3113
Paul Heward         British Energy, Investor Relations          01355 262 201

Website:  www.british-energy.com


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  March 19, 2004                      BRITISH ENERGY PLC

                                           By:____Paul Heward____

                                           Name:  Paul Heward
                                           Title: Director - Investor Relations